Form 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* Robotti, Robert Edward	2. Issuer Name and Ticker or Trading Symbol Decorator Industries, Incorporated (DII)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) ___ Director _X_ 10% Owner ___ Officer (give title below) ___ Other (specify below)
(Last) (First) (Middle) c/o Robotti & Company, Inc. 52 Vanderbilt Avenue, Suite 503	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 09/30/2002
(Street) New York, New York 10017		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) ___ Form filed by One Reporting Person _X_ Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transactions (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
COMMON STOCK, PAR VALUE $0.20 Per Share	09/30/2002	dmm/dd/yyyy	P		1,600	A	$6.15	313,833(1)(2)	I	(3)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instructions 4(b)(v).
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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr.3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/Year)	3A. Deemed Execution Date, if any (Month/ Day/Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr.3,4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares

Explanation of Responses:

(1) This amount includes 287,315 shares of Common Stock directly owned by discretionary accounts of Robotti & Company, Incorporated ("Robotti & Company"), a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934, as amended ("Exchange Act"), and an investment advisor registered under the Investment Advisors Act of 1940, as amended, and beneficially owned by its discretionary brokerage customers and advisory clients. Robotti & Company disclaims beneficial ownership of such securities.
(2) This amount includes 24,918 shares of Common Stock directly owned by The Ravenswood Investment Company, L.P. ("RIC") and beneficially owned by its partners. Ravenswood Management Company, L.L.C. ("RMC"), serves as the general partner of RIC. Both RIC and RMC disclaims beneficial ownership of such securities.
(3) Robert E. Robotti ("Robotti") is deemed to beneficially own (solely for the purpose of Rule 16a-1(a)(2) under the Exchange Act) the securities set forth in (1) and (2) above through his proportionate ownership of Robotti & Company, by virtue of the investment discretion Robotti & Company has over the accounts of its brokerage customers and advisory clients, and as a managing member of RMC which serves as the general partner of RIC. Mr. Robotti disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therin.

*Individually and as President and Treasurer of Robotti & Company, Incorporated and as a managing member of Ravenswood Management Company, L.L.P. which serves as the general partner of The Ravenswood Investment Company, L.P.

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	/s/ Robert E. Robotti* **Signature of Reporting Person	10/02/2002 Date
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